AM
5/7/2004

04016860

RECEIVED APR 30 2004 208

VP 5-6-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 22870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-13-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INDEPENDENT FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7425 MISSION VALLEY ROAD SUITE 203
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT HEISING 619-209-3559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUIS TOMMASINO, CPA
(Name – *if individual, state last, first, middle name*)

3232 GOVERNOR DRIVE, SUITE B (Address) SAN DIEGO (City) CA (State) 92122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SCOTT HEISING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDEPENDENT FINANCIAL GROUP, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR/CFO
Title

Notary Public

OFFICIAL SEAL
CARLA THOMMARSON
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1408584
SAN DIEGO COUNTY
MY COMM. EXP. APRIL 1, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me on the 29th day of April, 2004

Notary Public

Independent Financial Group, LLC

December 31, 2003

Exemption from computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2003 as per the Security and Exchange Commission Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3.

April 21, 2004

CERTIFIED MAIL: 7003 2260 0003 0116 3848
U.S. MAIL
FACSIMILE: (619) 2-9-3565

Mr. Seth Schwartz
President
Independent Financial Group, LLC
7425 Mission Valley Road, Suite 203
San Diego, CA 92108

RE: 2003 Audited Financial Statements

Dear Mr. Schwartz:

This acknowledges receipt of your 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A statement indicating that the firm is exempt[1] from computing the Reserve Requirement under Exhibit A of SEC Rule 15c3-3, and the Possession or Control Requirement under SEC Rule 15c3-3.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

[1] The firm claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071
tel 213 229 2300
fax 213 617 3299
www.nasd.com

Please respond to this matter by Friday, April 30, 2004. If you should have any questions, please call me at (213) 613-2628.

Sincerely,

Susan L. Leong
Field Supervisor

Enclosures: Form X-17A-5 Part III Facing Page

cc: Tom McGowan
Assistant Director
SEC
Division of Market Regulation
450 Fifth Street, N.W.
Washington, DC 20549

Cindy Wong
SEC
Pacific Regional Office
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648

Louis Tommasino, CAP
3232 Governor Drive, Suite B
San Diego, CA 92122